Exhibit 4.85
FIRST SUPPLEMENT TO THE RENTAL CONTRACT ENTERED INTO ON THE 21st OF JUNE 2000
Between:
1.	IMOVEST — FUNDO DE INVESTIMENTOS IMOBILIARIOS, N.I.F. 720000165, legally represented by SANTANDER ASSET MANAGEMENT, SOCIEDADE GESTORA DE FUNDOS DE INVESTIMENTO IMOBILIARIO S.A. previously bearing the name of Santander Gestão de Activos — Sociedade Gestora de Fundos de Investimento Imobiliario S. A., a company resulting from the merger by incorporation of the companies “Santander Imovest Sociedade Gestora de Fundos de Investimento Imobiliarios S.A.” and “Santander Gest — Sociedade Gestora de Patrimonios S.A.” into “Santander — Sociedade Gestora de Fundos de Investimento Mobiliario S.A. which adopted said denomination, a limited company with headquarters at Rua da Mesquita no. 6, Lisbon, inscribed with the Conservatoria do Registo Comercial (Company Registry) in Lisbon with the registration number [***], share capital of € 5,116,510 and henceforth referred to as Imovest or Landlord
and
2.	TELVENT PORTUGAL S.A. with headquarters at Avenida Severiano Falcão, Number Fourteen, Parish of Prior Velho, Municipality of Loures with share capital of € 1,201,509, company and registration number [***] inscribed at the Conservatorio do Registo Comercial (Company Registry) in Loures and henceforth referred to as Telvent or Tenant.
Recitals:
a)	On June 21, 2000, at the Number 15 Cartorio Notarial in Lisbon and by means of a public deed, a rental contract was entered into — henceforth referred to as the “Contract” — referring to the independent areas designated by the letters:

•	“A” which corresponds to the ground floor letter A to be used as storage and extending into the basement where the respective garage letter A is located;

•	“B” which corresponds to the ground floor letter B to be used as storage and extending into the basement where the respective garage letter B is located;

•	“C” which corresponds to the first floor letter C to be used as storage;
All of which are in the urban building located at Av. Severiano Falcão Number 14 in Prior Velho, Loures under the terms of which Imovest sublet said property to a Spanish company with the denomination “Carrierhouse S.A.”;
b)	Said contract was entered into for the term of 7 years being renewed automatically for periods of one year except where retracted with 90 days notice.

c)	The monthly rent, at that date in the sum of 7,234,650 Portuguese Escudos (equal to € 36,086.26 ) and now in the sum of € 44,588.63, which is the result of the legally permitted revisions, € 15,500.77 corresponding to area “A”, € 15,475.81 to area “B” and € 13,612.05 to area “C”, should be paid by means of payment into the bank account indicated by Imovest by the 8th day of the month immediately before the one to which it corresponds.

d)	On January 20, 2001, Imovest was informed that, under the terms of Number 2 of Clause 3 of the Contract, the above named “Carrierhouse S.A.” granted, with effect from March 1, 2001, its contractual position of tenant to the Portuguese company denominated “Carrierhouse — Gestão de Instalação para Sistemas de Informação e Comunicação SA” which subsequently changed its name to “Telvent Portugal S.A.”;

e)	As the Contract had not been retracted an automatic renewal period of one year began;

f)	The Tenant seeks to continue the Contract referred to above providing that the present rent, which is € 44,558.03 and is out of line with current market prices for rentals, is reduced since it is not viable to continue to bear the present value;

g)	The LANDLORD considers that, in the light of the current market situation, the non-reduction of the rent and the resulting non-renewal of the term of the Contract would cause losses to the Tenant damaging the interests of Imovest’s investors;

h)	In this way the PARTIES TO THE CONTRACT seek to change the conditions of the Contract referred to in Recital a) as a consequence changing Clauses One and Two of the Contract referred to above and revoking Clause Seven of the Contract.
Therefore:

The present supplement to the non-habitational rental contract, which will be governed by the terms and conditions which form the following clauses, is accepted and entered into:
1 — The parties agree to make the alteration to Clauses One and Two of the Contract fully identified in Recital a), which will now have the following new text:
FIRST
ONE — Previous text to be maintained
TWO — Previous text to be maintained
THREE — Said Contract is now extended until December 31, 2010.
SECOND
ONE — The monthly rent from the payment for July 2008 which is due on June 1, 2008 will become € 37,900.34 of which € 13,175.65 corresponds to area “A”, € 13,154.44 to area “B” and € 11,570.25 to area “C”.
TWO — The rent should be paid by means of the “Pagamento a Fornecedores Confirmado por provedores Banco” (P.P.B.) system established between Telvent and the corresponding financial institution, the operating details of which are set out in detail in Annex I* to this contract.
THREE — The rent referred to in number one of this clause may be revised annually under the terms provided for in the Contract, the first increase being calculated on July 1, 2009 which will be due on June 1, 2009 and successively one year after the previous increase.
FOUR — Notwithstanding the payment of the rent being made directly by a financial institution, the responsibility for the payment of the same is solely and exclusively that of Telvent and, therefore, should the financial institution responsible for the payment under the terms of number three above fail to make the payment in the terms and the manner provided for in Annex I, Telvent will be obliged, within a period of five days from the date of being notified to this effect by the Landlord, to make the payment of the rent.
FIVE — The expenses incurred through the payment of the municipal charge for cleaning and rubbish collection, together with the charges for contribution to the community attributable to the premises rented, will be

*	Annex I to this agreement has not been filed with this agreement. Pursuant to Item 601(b)(2) of Regulation S-K, such document is immaterial to an investment decision. A copy of this omitted document will be furnished to the Commission by Telvent GIT, S.A. upon the Commission’s request.

added to the rent and be paid within thirty days of the submission of the proof of the expense.
II — The parties agree to the retraction of Clause Seven of the Contract (right to preference)
III — PREVIOUS CONTRACTUAL CONDITIONS
All other assumptions, whether negotiable or pre-negotiable, recitals and clauses to the Rental Contract which are not modified by this supplement remain in force.
IV — SETTLING OF ACCOUNTS
The parties agree that the difference between the sum of the monthly rent now agreed and the sum effectively referring to the rent for the month of July 2008 (due on the 1st of June of this year) in the sum of € 6,688.29 and which should be returned by Imovest to Telvent due to the excess paid between said dates, should be set off by Telvent when the rent referring to the month of August and due on July 1, 2008 is paid.
On July 1, 2008, in Loures, the parties enter into this Contract, in duplicate with a copy for each party.
For SANTANDER ASSET MANAGEMENT — Sociedade Gestora de
Fundos de Investimento Imobiliario S.A.

/s/ Nuno Almeida Pereira

/s/ Pedro Gaivão

For Telvent Portugal S.A.

/s/ Isidoro Costillo Iciarra

*	Stamp duty paid by means of guide